FIRST POINT MINERALS CORP.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am an owner of Common shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: _____________________________________________________    DATE:   ____________________________

CUSIP:                     335937108

SCRIP COMPANY CODE – FPXQ